17004667

COMMISSION
49

SEC Mail Processing Section
FEB 27 2017
Washington DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-33222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bolton Global Capital, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
579 Main Street
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eugene Hayes (978) 779-5361
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Eugene Hayes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Global Capital, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Financial Officer
Title

Notary Public

JILL E. PARCELL
Notary Public
Massachusetts
Commission Expires Apr 17, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

BOLTON GLOBAL CAPITAL, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5

DECEMBER 31, 2016 and 2015

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Global Capital, Inc.

We have audited the accompanying statements of financial condition of Bolton Global Capital, Inc. (the Company) as of December 31, 2016 and 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bolton Global Capital, Inc. as of December 31, 2016 and 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 21, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

BOLTON GLOBAL CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2016 and 2015

	2016	2015
Assets:		
Current Assets:		
Cash and cash equivalents	$ 5,295,501	$ 3,392,488
Receivables from clearing broker	357,144	23,952
Receivable from related party	5,619	35,211
Receivables from others	54,523	93,838
Notes receivable	97,389	247,540
Other Investments	48,918	0
Deferred charges	131,791	88,908
Total Current Assets	5,990,885	3,881,937
Fixed assets, net	171,016	89,639
Cash - clearing deposit	115,023	115,010
Notes receivable - non-current	5,611	103,000
Deposits - non-current	116,180	116,180
Total Assets	$ 6,398,715	$ 4,305,766
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 451,638	$ 298,371
Accounts payable - related party	319,638	63,288
Commissions payable - registered representatives	2,751,089	1,366,847
Deferred revenue	172,544	155,000
Accrued income taxes	36,449	0
Commissions payable - related party	1,799	1,295
Total Current Liabilities	3,733,157	1,884,801
Long Term Liabilities:		
Deferred revenue	267,543	215,000
Total Liabilities	4,000,700	2,099,801
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding	4,820	4,820
Retained earnings	2,393,195	2,201,145
Total Stockholder's Equity	2,398,015	2,205,965
Total Liabilities and Stockholder's Equity	$ 6,398,715	$ 4,305,766

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

NATURE OF BUSINESS

Bolton Global Capital, Inc. (the Company) is located in Bolton, Massachusetts. The Company is a full service registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a network of independent financial advisors across the United States of America. The Company offers services in stocks, bonds, options, mutual funds, variable annuities, and other securities to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
Certain bank balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

Allowance for Doubtful Accounts
Management believes that accounts and notes receivable are fully collectible; thus, an allowance for doubtful accounts was not considered necessary at December 31, 2016 or at December 31, 2015.

Note 1. Nature of Business and Summary of Significant Accounting Policies - continued

Management Fees
The Company pays monthly management fees to Bolton Capital Group, Inc., a related corporation wholly-owned by the sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 5). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Bolton Capital Group, Inc. in connection with the Company's broker-dealer business, shall include 100% of the Company's first $100,000 in pre-tax profit, 50% of the next pre-tax profits below $400,000, and 25% of any pre-tax profit over $400,000. In 2015, management fees of $50,090 were waived.

Fair Value of Assets and Liabilities
Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly fashion between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The three levels of the fair value hierarchy, based on the objectivity of the inputs, are as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are those other than quoted prices in active markets that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

- Level 3 inputs are those that are unobservable, including situations where there is little, if any, market activity for the asset or liability.

Note 1. Nature of Business and Summary of Significant Accounting Policies - continued

Fair Value of Assets and Liabilities Not Recorded at Fair Value
Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts and notes receivable from clearing broker and others, accounts and commissions payable, deferred revenue, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Income Taxes - Federal
The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code, beginning January 1, 2008. Under those provisions, the Company does not pay Federal corporate income taxes. Instead, the stockholder is liable for individual income taxes on his share of the Company's taxable income.

Uncertainty in Income Taxes
U.S. generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2016 and 2015, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

Depreciation
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2016, and at December 31, 2015, were comprised of computer and office equipment with estimated useful lives of three years, and leasehold improvements with estimated useful lives over the term of the lease (See Fixed Assets, Note 3).

Note 1. Nature of Business and Summary of Significant Accounting Policies – continued

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Concentration of Credit Risk
The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Rent Expense
The Company records rent expense on the straight-line basis over the term of the lease.

Reclassifications
Certain amounts in the prior period presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Note 2. Cash – Clearing Deposit

This represents a clearing deposit required by the Company's clearing brokerage firm, Pershing, LLC. Interest earned on such deposits can be drawn upon by the Company.

Note 3. Fixed Assets

The Company's fixed assets consisted of:

	2016	2015
Computer and office equipment	$ 503,504	$ 374,178
Leasehold improvements	81,776	64,804
Less accumulated depreciation	(414,264)	(349,343)
Fixed assets, net	$ 171,016	$ 89,639

Depreciation expense for the years ended December 31, 2016 and 2015 was $64,921 and $37,859, respectively.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c3-1, shall not exceed 15 to 1.

The Company, at December 31, 2016 and at December 31, 2015, had net capital of $1,602,872 and $1,401,753, respectively, which was $1,336,159 and $1,261,766, respectively, in excess of its required net capital.

Note 5. Related Party Transactions

The Company incurred approximately $106,000 and $123,000 in commission expenses during 2016 and 2015, respectively, to its sole shareholder.

In addition, the Company shares facilities, equipment, and operational resources with Bolton Capital Group, Inc., a related entity wholly owned by its sole shareholder (See Management Fees, Note 1). Supervisory and overhead costs incurred under this arrangement totaled approximately $5,187,000 and $3,238,000 for the years ended December 31, 2016 and 2015, respectively.

Note 5. Related Party Transactions - Continued

The Company currently leases office space used as its main headquarters, and certain other property, located in Bolton, MA, as a tenant-at-will from an entity in which its sole shareholder has a beneficial interest. Bolton Capital Group, Inc. rents this office on behalf of the Company. The Company incurred this expense as part of the management fees noted above.

The Company has a related foreign entity located in the Cayman Islands. The Company paid this entity approximately $365,000 in commission expense for the year ended December 31, 2016.

Note 6. Off Balance Sheet Risk and Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $28,500,000 and $24,800,000 at December 31, 2016 and 2015, respectively.

Note 7. Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces all of its customer accounts and clears all of its general securities transactions through Pershing, LLC.

Note 8. Income Taxes

The components of income tax expense, for the years ended December 31, 2016 and 2015, respectively, are as follows:

		2016		2015
Federal	$	-0-	$	-0-
State		60,000		29,793
Provision for income taxes	$	60,000	$	29,793

State corporate income taxes are required of Massachusetts S corporations with gross revenues over $9 million, at an income tax rate of 2.75% in 2016 and 2015. The Company was subject to this level of S corporation state tax for 2016 and 2015.

Note 9. Focus (Form X-17A-5) Report

A copy of the Company's most recent, annually audited Focus Form X-17A-5 Report (December 31, 2016) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 10. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker/dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to Rule 17a-3 and 17a-4, as are customarily made by a clearing broker/dealer.

Note 11. Business Concentrations

The Company had approximately 100 financial advisor affiliations at times during 2016 and 2015. Two advisors were responsible for approximately 41% of the Company's revenue volume for the year ended December 31, 2016. One advisor was responsible for approximately 23% of the Company's revenue volume for the year ended December 31, 2015.

Note 12. Lease Commitment

The Company has an agreement to lease office space in Miami, Florida, used by certain affiliated independent registered representatives. The operating lease's initial term expired on December 31, 2016. The lease was amended in April 2013 to add additional space effective February 2014 and December 2014, respectively. The term of the amended lease is 77 months through June 30, 2020 and calls for annual rent increases of approximately 3%. The lease was amended in March of 2016 to add additional space effective October 2016. The term of the amended lease is 62 months through December 2021 and calls for annual rent increases of 3%. Rent expense for this lease for the years ended December 31, 2016 and 2015 was $441,881 and $373,901, respectively. For the months of January through December 2015, the Company received a total of $56,400 as part of a sublease arrangement. This amount is included in other revenues on the statement of operations. The sublease terminated on December 31, 2015 and was not renewed.

The Company is obligated under a software licensing agreement which expires in 2021 if it does not achieve certain performance levels. The future minimum payments will total $585,000. Annual minimum amounts due are $60,000 in 2017, $75,000 in year 2018, $100,000 in 2019, $150,000 in 2020 and $200,000 in 2021.

Note 12. Lease Commitment – continued

Minimum future lease payments required under the lease agreements in effect at December 31, 2016 are as follows:

Year Ending December 31,	
2017	581,718
2018	599,197
2019	617,142
2020	401,287
2021	220,380
Total	$2,419,724

Note 13. Contingencies

During 2016 and 2015, the Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.